April 13, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Hospira, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2010

(the “Form 10-K”) File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated March 16, 2011 addressed to the undersigned regarding the above-referenced filing. Set forth below are the responses of Hospira, Inc. (“Hospira”) to the Staff’s comments. Numbered responses below correspond to the numbering in the Staff’s letter.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 42

1.                                       Your disclosures about your product development programs appear to be limited to general statements regarding the product lines for which you are focusing. Please revise your disclosure to include the following:

•                  Disclose the composition of the total research and development expense shown in the financial statements for each period presented. This may take a variety of forms depending on how you manage and report projects within the organization.

We believe distinguishing between preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of research and development expense and trends. (Item A)

•                  If the future research and development expense or mix of research and development expense is reasonably likely to differ from current trends, disclose the reasons for the change and the expected effect on future operations and financial position. (Item B)

•                  For each project that is in the late stage of development such as phase III, please disclose the following:

•                  A description of the nature and its indication;

•                  The phase the project is in at the end of the reporting period and the month and year it entered that phase;

•                  Significant patents associated with the project and their expiration dates;

•                  Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;

•                  Where a future milestone such as completion of a development phase, date of filing an NDA or ANDA with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made. If the extent and timing of these future events cannot be reliably determined, disclose the facts and circumstances that prevent their determination. (Item C)

Response:

For ease of reference, we have assigned a letter identification to the above bullet points to clarify the specific comment we are addressing.

Item A.  As described in the “Products” section of Hospira’s Form 10-K, many of the company’s products are generic pharmaceuticals, which provide customers with a lower-cost alternative to branded products that are no longer patent protected. In general, applications for generic drugs are governed by the abbreviated registration processes of the applicable regulatory agencies, which generally do not require preclinical and clinical data to establish the safety and efficacy of the drug.  In addition, most of the company’s device products have not traditionally required preclinical and clinical data for approval.  For these reasons, Hospira believes that distinguishing between preclinical and clinical development categories, and further by late stage, would not apply to most of Hospira’s products.

While Hospira made general statements related to its product development programs in the Form 10-K, in order to be responsive to the Staff’s comments for additional disclosure, Hospira confirms that it will enhance its disclosures related to its product development categories and pipeline beginning with its first quarter 2011 Form 10-Q.  In that regard, Hospira will include the following disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A).  In a few places in the proposed disclosure, Hospira has used the notation “XX” as a placeholder, as these numbers are dynamic and can change, but confirms that final information will be included in the first quarter 2011 Form 10-Q.  The proposed disclosure is:

Hospira’s product development programs are concentrated in the areas of specialty injectable pharmaceuticals and medication management. Hospira manages these product development programs and related costs through the following four categories: generic pharmaceuticals, biosimilars, proprietary pharmaceuticals and device products.  For purposes of reporting the generic pharmaceutical and biosimilar pipelines, Hospira considers a product to be in the pipeline if it is a new product to be introduced into Hospira’s portfolio in one or more countries.

Generic Pharmaceuctial Product Development.  Our generic pharmaceutical pipeline consists of XX products.  In terms of therapeutic areas, more than half of the overall pipeline consists of products related to oncology and anti-infectives, with the remainder focused on cardiovascular, anesthesia and other areas.  More than XX products are expected to launch in various countries during 2011 and 2012, although the applicable regulatory process could delay or prevent Hospira from offering certain of these products, or could increase the cost of development.

Biosimilar Product Development.  Hospira’s biosimilar pipeline consists of XX products.  While guidelines have existed for the approval of biosimilars in the European Union for some time, the regulatory requirements for biosimilars in the U.S. and other countries are evolving. To date, the FDA and many other regulatory agencies have not issued specific biosimilar guidance. The actual probability of success for Hospira’s biosimilar candidates will be impacted by any final regulations issued by these regulatory authorities.  Hospira expects that the product development costs for each internally developed biosimilar candidate could be up to $100-$200 million per biosimilar over a 7 to 8 year period.  Recognizing the expected costs to develop biosimilars, Hospira has entered into agreements with other companies to share in the manufacturing and development of certain of these products.  This is in alignment with the company’s biosimilar strategy to expand its portfolio and capabilities with measured investment and risk.  However, the cost to develop each compound could vary significantly and is highly dependent on the specific molecule, as well as any final guidance that is issued by the applicable regulatory authorities, which will dictate the amount and type of clinical trial work that will be necessary for regulatory approval.  The final regulations could delay or prevent Hospira from offering certain of it proposed candidates in the U.S., or could increase the cost of developing such products.  There are no biosimilar candidates currently in Phase III development.

Proprietary Pharmaceutical Product Development.  Hospira is developing/co-developing the following proprietary pharmaceutical products:

•                  PrecedexTM is a proprietary sedative.  Hospira is engaged in the following two development programs to expand the clinical use of this product:

•                  in 2007, Hospira completed its clinical program for the long-term use of PrecedexTM (greater than 24 hour infusion), and is in the process of responding to additional requests from the FDA; and

•                  in 2009, Hospira began clinical trials in its Phase III development for the use of PrecedexTM in the pediatric setting.

•                  POSIDURTM is a long-acting version of the anesthetic bupivacaine.  In 2010, Hospira entered into a licensing agreement with DURECT Corporation to develop and market DURECT’s POSIDURTM, which was under Phase III development at the time Hospira entered into the agreement.

•                  ATIRTM is a personalized hematology product designed for blood cancer patients in need of allogeneic bone marrow transplantation who cannot locate a matched donor.  In 2010, Hospira and Kiadis Pharma B.V. entered into a collaborative agreement to develop, license and commercialize ATIRTM, which was under Phase III development at the time Hospira entered into the agreement.

•                  Dyloject TM is a post-operative pain management drug currently awaiting FDA approval.  In 2010, Hospira received a complete response letter from the FDA regarding Dyloject TM. Hospira and its third party manufacturer continue to work closely with the FDA to address all items raised as part of the regulatory process, but the timing of resolution is uncertain.

For information related to Hospira’s patents, see the section captioned “Patents, Trademarks and Other Intellectual Property” in the Form 10-K. For further information related to certain of Hospira’s development agreements for biosimilars and proprietary pharmaceuticals, see the section captioned “Product Development and Manufacturing” and footnote 4 to the financial statements in Hospira’s Form 10-K.

Device Product Development.  Hospira’s key device programs include the development of advanced infusion platforms and systems, and program/software upgrades to those platforms and systems, and developments in consumables.  In April 2011, Hospira submitted a 510(k) application with the FDA for modifications to its SymbiqTM infusion system.  Hospira believes this application is one of the first in the industry to be submitted under recent FDA draft guidance for 510(k) infusion pump clearances, which makes it difficult to project the timeline for FDA clearance of this SymbiqTM upgrade.

The foregoing proposed disclosure will be updated to account for significant developments as of the time the first quarter 2011 Form 10-Q is filed.

Item B.  As reported in the Form 10-K, R&D as a percentage of net sales was 5.9%, 6.2% and 7.7% for 2008, 2009, and 2010, respectively.  Hospira expects that its future spend will be consistent with these historical trends.  Moreover, in the Form 10-K MD&A discussion, Hospira discusses the reasons for fluctuations in R&D expense, including changes in the mix of the expense, for the periods presented. Hospira confirms that in future filings, if the future research and development expense or mix of that expense is reasonably likely to differ from current trends, then it will disclose the reasons for the change and the expected effect on future operations and financial positions.

Item C.  With respect to the proprietary pharmaceuticals that Hospira is developing/co-developing, only those listed above in response to Item A are in Phase III development. Hospira confirms that it will include the disclosure outlined above under “Proprietary Pharmaceutical Product Development” related to its products in Phase III development in its first quarter 2011 Form 10-Q.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Inventories, page 69

2.                                       You disclose on page 44 that the inventory increases in 2008 and 2010 are primarily due to planned or new product launches. Please revise your disclosure to state whether or not these products had received FDA approval at the time of capitalization. If you capitalize inventory prior to FDA approval, please disclose your policy for capitalization of unapproved inventory, which specifically states the point during the FDA approval process that management determines a probable future benefit exists and the status of the FDA’s consideration of the safety and efficacy or bioequivalence of the drug and evaluation of the manufacturing process at that point. Also, if applicable discuss the current status of any product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product. In addition, revise Note 8 to disclose the amount of inventory capitalized before FDA approval and after FDA approval by category and in total.

Response:

Hospira’s MD&A disclosures on page 44 regarding inventory increases in 2008 and 2010 related to products that had already received FDA approval, and that launched in 2008 and 2010, respectively. Those inventory balances and related increases did not include unapproved products.  Hospira confirms that in the Form 10-K for the fiscal year ended December 31, 2011 it will update its MD&A commentary for 2010 to clarify that the increase in inventory related to products that had already received regulatory approval.

Hospira capitalizes costs associated with certain products prior to regulatory approval and launch in “Current Assets” within the line item “Prepaid expense.” Hospira capitalizes product costs in preparation for product launches prior to regulatory approval when the products are considered to have a high probability of regulatory approval, but no earlier than a formal drug approval submission with the applicable regulatory authority.  Hospira monitors the status of unapproved products on a regular basis and, in making the determination to capitalize the costs, considers the normal regulatory approval process, specific regulatory risks or other contingencies, such as legal risks or hurdles, or if there are any specific issues identified during the process relating to the safety, efficacy, manufacturing, marketing or labeling of the product. To meet the initial product launch requirements, Hospira capitalizes product costs based on anticipated future sales and product expiry dates, which support the net realizable value. If there is a delay in commercialization or regulatory approval is no longer considered highly probable, the capitalized product costs are evaluated for net realizable value.

For the periods presented in the Form 10-K, Hospira confirms that the amount of unapproved products contained in the line item “Prepaid expense” did not exceed 1% of its current assets, and thus, believes that the additional disclosures requested by the Staff above are not material to an understanding of the financial statements in Hospira’s Form 10-K. With that being stated, however, Hospira continually monitors capitalization of unapproved products and confirms that in future quarterly or annual filings it will include additional disclosures, including the disclosures referenced in the Staff’s comment above, related to the capitalization of unapproved products, and any patent infringement lawsuits and contractual restrictions, if the amount becomes material.  For the Form 10-K for the fiscal year ended December 31, 2011, Hospira confirms that it will disclose its policy for the capitalization of unapproved products.

Exhibits 31.1 and 31.2

3.                                       The certifications filed are not worded exactly as required by Item 601(b)(31) of Regulation S-K. In this regard, please ensure you address the following items in future filings:

a.               Please identify Hospira as the “registrant” throughout the certifications; and,

b.              Please revise to include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d) and “(or persons performing the equivalent functions)” in the introductory section of paragraph 5.

Response:

Hospira confirms in future filings that it will word the certifications required by Item 601(b)(31) of Regulation S-K exactly as set forth in that rule and it will address the items referred to above. In that regard, beginning with the first quarter 2011 Form 10-Q, we will include the certification attached as Exhibit A. For ease of reference, it has been marked to show the changes the Staff has requested.

*              *              *

Hospira acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer

cc:           Dana Hartz, Staff Accountant, SEC

Don Abbott, Senior Staff Accountant, SEC

EXHIBIT A

Certification of Chief Financial Officer
Required by Rule 13a-14(a) (17 CFR 240.13a-14(a))

I, Thomas E. Werner, certify that:

1.               I have reviewed this Quarterly Report on Form 10-Q of Hospira, Inc. (~~“Hospira”~~“the registrant”);

2.               Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of ~~Hospira~~ the registrant as of, and for, the periods presented in this report;

4.               ~~Hospira’s~~ The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for ~~Hospira~~ the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to ~~Hospira~~ the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)     Evaluated the effectiveness of ~~Hospira’s~~the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in ~~Hospira’s~~the registrant’s internal control over financial reporting that occurred during ~~Hospira’s~~ the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, ~~Hospira’s~~ the registrant’s internal control over financial reporting; and

5.               ~~Hospira’s~~ The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to ~~Hospira’s~~the registrant’s auditors and the audit committee of ~~Hospira’s~~the registrant’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect ~~Hospira’s~~the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in ~~Hospira’s~~the registrant’s internal control over financial reporting.

Thomas E. Werner
Chief Financial Officer

Date: April , 2011